                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)*

                            Johnston Industries, Inc.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
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                         (Title of Class of Securities)

                                   361719 10 7
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                                 (CUSIP Number)

                      Estate Of David L. Chandler, Deceased
                               c/o John Rau, Esq.
                 Gunster, Yoakley, Valdes-Fauli & Stewart, P.A.
                      777 S. Flagler Drive, Suite 500 East
                         West Palm Beach, Florida 33401
                                 (561) 655-1980
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 23, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               (Page 1 of 6 Pages)

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CUSIP                      No. 361719 10 7                     Page 2 of 6 Pages

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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         The Estate of David L. Chandler, deceased            65-6277523
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*                                              PF and OO

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION                   State of Florida

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NUMBER OF                  7        SOLE VOTING POWER                  4,511,824
SHARES
BENEFICIALLY               -----------------------------------------------------
OWNED BY                   8        SHARED VOTING POWER                ---------
EACH
REPORTING                  -----------------------------------------------------
PERSON WITH                9        SOLE DISPOSITIVE POWER             4,511,824

                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER           ---------

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                      4,511,824
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               39.72%

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14       TYPE OF REPORTING PERSON*                                            OO

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



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CUSIP                      No. 361719 10 7                     Page 3 of 6 Pages

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1        NAMES OF REPORTING PERSONS                            Allyn P. Chandler
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*                                                     OO

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION                   State of Florida

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NUMBER OF                  7        SOLE VOTING POWER                      1,500
SHARES
BENEFICIALLY               -----------------------------------------------------
OWNED BY                   8        SHARED VOTING POWER             4,511,824(1)
EACH
REPORTING                  -----------------------------------------------------
PERSON WITH                9        SOLE DISPOSITIVE POWER                 1,500

                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER        4,511,824(1)

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED                        4,513,324(1)
         BY EACH REPORTING PERSON
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               39.74%

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14       TYPE OF REPORTING PERSON*                                            OO

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(1) Includes 4,511,824 shares held by The Estate of David L. Chandler, deceased.

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CUSIP                      No. 361719 10 7                     Page 4 of 6 Pages

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1        NAMES OF REPORTING PERSONS                              Ann P. Chandler
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*                                                     OO

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION                   State of Florida

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NUMBER OF                  7        SOLE VOTING POWER                     14,874
SHARES
BENEFICIALLY               -----------------------------------------------------
OWNED BY                   8        SHARED VOTING POWER             4,511,824(1)
EACH
REPORTING                  -----------------------------------------------------
PERSON WITH                9        SOLE DISPOSITIVE POWER                14,874

                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER        4,511,824(1)

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED                        4,526,698(1)
         BY EACH REPORTING PERSON
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               39.85%

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14       TYPE OF REPORTING PERSON*                                            OO

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(1) Includes 4,511,824 shares held by The Estate of David L. Chandler, deceased.

                         AMENDMENT NO. 1 TO SCHEDULE 13D

 This Schedule 13D is hereby amended as follows:

Item 5, INTEREST IN SECURITIES OF THE ISSUER, is amended in its entirety to read:

         As of the date of this report, the Estate held sole voting and investment power in the following shares of Johnston Common Stock:

      Number of Shares of
            Johnston
          Common Stock                 Ownership             Nature of Ownership
      -------------------              ---------             -------------------
            331,590                     Direct                   ------------

          3,543,704                    Indirect                      (2)


          Options for
            Johnston
          Common Stock               Exercise Price            Expiration Date
      -------------------              ---------             -------------------
            180,000                       $5.56                    8/21/99

             99,816                        2.50                    8/21/99

             15,000                        8.25                    8/21/99

             12,000                        7.50                    8/21/99

            123,154                        3.624                   8/21/99

            206,560                        1.979                   8/21/99

         Total: 4,511,824 shares beneficially owned by the Estate as of March 23, 1999. This amount equals 39.72% of the outstanding shares of the Issuer, based on the shares outstanding as of March 22, 1999 (as reported in the Issuer's Form 10-K filed with the SEC on April 2, 1999).

         On February 4, 1999, 2,500 shares beneficially owned by the Estate were sold on the open market for $3.1875 per share. On March 23, 1999, the Estate sold 14,874 shares to Ann P. Chandler in a private transaction for $2.4375 per share.

-------------------------
(2) Held by GRM Industries, Inc. ("GRM"), a wholly-owned subsidiary of Redlaw Industries, Inc. ("Redlaw"). As reported by the Estate on its
         Schedule 13D filed for Redlaw, the Estate beneficially owns approximately 67.7% of Redlaw Common Stock. Of the 3,543,704 shares held by GRM, approximately (as of January 2, 1999) 595,633 are issuable to the Estate upon exercise of term notes of Redlaw.




                               (Page 5 of 6 Pages)


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         Ann P. Chandler, personal co-representative of the Estate, currently has sole voting and dispositive power of 14,874 shares of the Issuer, acquired as described above, which shares she owns directly. Ann P. Chandler has the right to acquire within 60 days sole voting and dispositive power of approximately (as of January 2, 1999) 8,569 shares of Johnston Common Stock issuable upon conversion of term notes of Redlaw. Ann P. Chandler, as beneficiary, has the right to acquire within 60 days sole voting and dispositive power of approximately (as of January 2, 1999) 95,265 shares of Johnston Common Stock consisting of 71,370 shares issuable upon conversion of term notes held of Redlaw by the Johnston Industries, Inc. Deferred Compensation Trust, and 23,895 shares issuable upon conversion of term notes of Redlaw held by the Jupiter Industries, Inc. Deferred Compensation Trust. Both the 8,569 shares issuable to Mrs. Chandler and the 95,265 shares issuable to the Deferred Compensation Trusts are included among the 3,543,704 shares held by GRM listed above.

         Allyn P. Chandler, personal co-representative of the Estate, is president and chief executive officer of both Redlaw and GRM. Allyn P. Chandler has sole voting and dispositive power of 750 shares of Johnston Common Stock which shares she owns directly, and 750 shares of Johnston Common Stock owned by David L. Chandler, Jr., over which Ms. Chandler holds power of attorney. Ms. Chandler, by power of attorney, has the right to acquire within 60 days sole voting and dispositive power of approximately (as of January 2, 1999) 3,261 shares of Johnston Common Stock issuable upon conversion of term notes of Redlaw held by David L. Chandler, Jr. Such 3,261 shares are included among the 3,543,704 shares held by GRM listed above.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  April 14, 1999
                                        -------------------------------------
                                                      (Date)


                                        Estate of David L. Chandler, deceased


                                        By: /s/ Allyn P. Chandler
                                            ---------------------------------
                                            Allyn P. Chandler, Co-Executor


                                        By: /s/ Ann P. Chandler
                                            ---------------------------------
                                            Ann P. Chandler, Co-Executor






                               (Page 6 of 6 Pages)